Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aur Resources Inc.

Commission File No.: 333-144629

Date: July 17, 2007

EXTERNAL NEWS RELEASE

07-22-TC

For Immediate Release:	July 17, 2007

TECK COMINCO MAILS OFFER TO AUR SHAREHOLDERS

Vancouver, July 17, 2007 - Teck Cominco Limited (TSX – TCK.A; TCK.B; NYSE – TCK) announced today that it has filed with Canadian and United States securities regulators formal offer documents for its $41 per share offer to acquire all of the outstanding shares of Aur Resources Inc. on the terms set out in its July 3, 2007 announcement. The offer documents are being mailed today to shareholders and optionholders of Aur. The offer expires at midnight (Vancouver time) on August 21, 2007.

Teck Cominco’s takeover bid circular and Aur’s directors’ circular, reflecting the unanimous recommendation of the Aur Board of Directors that Aur shareholders accept the offer, will be available on SEDAR and Edgar and at www.teckcominco.com.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s exchange offer for the shares of Aur Resources Inc. Teck Cominco has filed a Registration Statement on Form F-8 (containing an offer to purchase and a share exchange takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, Registration Statement, and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Aur Resources shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9, Attention: Corporate Secretary, by telephone to (604) 687-1117, or by e-mail to: info@teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

(604) 685-3005

greg.waller@teckcominco.com